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                                                             Exhibit 99.3


                            [HEALTH CARE REIT LOGO]


F O R    I M M E D I A T E    R E L E A S E

                                                 January 15, 1997
                                                 For more information contact:
                                                 Erin Ibele - (419) 247-2800
                                                 Ed Lange - (419) 247-2800

                     HEALTH CARE REIT, INC. ANNOUNCES RECORD
                    NEW INVESTMENTS OF $230 MILLION FOR 1996

Toledo, Ohio, January 15, 1997..... HEALTH CARE REIT, INC. (NYSE/HCN) announced record investment activity for 1996 totaling $230,051,000.

Investments for 1996, inclusive of recurring construction activity of $109,683,000, included $66,088,000 of operating leases and $163,963,000 of mortgage loans. These investments were comprised of $128,978,000 for 49 assisted living facilities, $67,984,000 for 21 nursing homes, $30,610,000 for four specialty care facilities and $2,479,000 for one retirement center. Funding was provided to 20 operators in 19 states.

The 1996 investment activity contributed to a 46% increase in net real estate investments which totaled approximately $512,894,000 at December 31, 1996, as compared to $351,924,000 at December 31, 1995.

"We are extremely pleased with our 1996 investment results," stated George L. Chapman, chairman and chief executive officer of the company. Chapman added, "The investment growth we have achieved reflects the success of our strategy of providing growth capital to emerging health care operators and our emphasis on customer service."

Health Care REIT, Inc., with headquarters in Toledo, Ohio, is a real estate investment trust which invests in health care facilities, primarily nursing homes, assisted living facilities and retirement centers. At December 31, 1996, the company had investments in 137 health care facilities in 28 states and had total assets of approximately $520 million.